SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULE 13d-1(a) AND AMENDMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                                WORLD GAMING PLC
 ------------------------------------------------------------------------------
                                (Name of issuer)


                  ORDINARY SHARES, PAR VALUE (POUND) .002 EACH
 ------------------------------------------------------------------------------
                         (Title of class of securities)


                                   98147M109*
 ------------------------------------------------------------------------------
                                 (CUSIP number)


                                CRIBBAGE LIMITED
                                     SUITE 1
                               INTERNATIONAL HOUSE
                                    BELL LANE
                                  P.O. BOX 181
                                    GIBRALTAR
                            TELEPHONE: 011-350-73900
                      ATTENTION: ELLE M. FRENCH, PRESIDENT
 ------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  APRIL 4, 2003
 ------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         *The CUSIP number provided is assigned to the American Depositary Shares representing the ordinary shares of the Issuer. The ordinary shares of the Issuer do not have a CUSIP number. The positions reported herein are held both in ordinary share form and in American Depositary Share form.

                         (Continued on following pages)

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP NO. 68400Y108                                            PAGE 2 OF 6 PAGES

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              CRIBBAGE LIMITED
  ----------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [X]
  ----------------------------------------------------------------------------
   3     SEC USE ONLY

  ----------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

              OO
  ----------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     [ ]
  ----------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         ENGLAND AND WALES    7    SOLE VOTING POWER                         0
            NUMBER OF         ------------------------------------------------
              SHARES          8    SHARED VOTING POWER              19,006,204
           BENEFICIALLY       ------------------------------------------------
             OWNED BY         9    SOLE DISPOSITIVE POWER                    0
               EACH           ------------------------------------------------
            REPORTING         10   SHARED DISPOSITIVE POWER         19,006,204
           PERSON WITH
  ----------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,006,204
  ----------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
  ----------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              35.67%
  ----------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

              CO
  ----------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the ordinary shares, par value (pound) .002 each (some of which shares are represented by American Depositary Shares in the form of American Depository Receipts), of World Gaming plc, a public limited company organized under the laws of England and Wales (the "Issuer").

         The principal executive offices of the Issuer are located at Station House, Station Road, Barnes Common, London, SW13 OHT, England.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Cribbage Limited, a Gibraltar corporation (the "Reporting Person").

         (b) The address of the Reporting Person is Suite 1, International House, Bell Lane, P.O. Box 181, Gibraltar.

         (c) The Reporting Person is a corporation whose principal business is investment.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not been, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is organized under the laws of Gibraltar.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         For an aggregate purchase price of $1,036,927.67 (or an average rate of $0.16 per share), the Reporting Person has acquired 6,506,204 American Depositary Shares of the Issuer pursuant to a Share Rights Purchase Agreement ("Share Rights Purchase Agreement") dated February 27, 2003, among the Reporting Person and the law firms of Milberg Weiss Bershad Hynes & Lerach LLP and Bernstein Litowitz Berger & Grossmann LLP, acting on behalf of the plaintiffs and settlement class in the action entitled In re Starnet Communications International, Inc. Securities Litigation, Case No. 99-681 (SLR), United States District Court for the District of Delaware. The source of funds to effect the foregoing purchase was the working capital of the Reporting Person. A copy of the Share Rights Purchase Agreement is attached herewith as an exhibit.

                                Page 3 of 6 Pages

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Other than as described in the next paragraph, the Reporting Person is not aware of any plans or proposals which relate to would result in any of the actions provided in Item 4(a)-(j) of the form of Schedule 13D.

         As of April 4, 2003, Goodison Park Limited, a British Virgin Islands corporation ("Goodison"), a party that may be deemed an affiliate of the Reporting Person, may be deemed to have acquired ordinary shares of the Issuer with the intention of causing a change in the Issuer's then current board of directors and management.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 ("Exchange Act"), the Reporting Person declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of such securities, except with respect to 6,506,204 shares as described below.

         The following persons, along with the Reporting Person, may be deemed a "group" as that term is used in Section 13(d)(3) of the Exchange Act:
Sportingbet Plc, a public limited company organized under the laws of England and Wales ("Sportingbet"); and Goodison. Of the foregoing persons, the ordinary shares of the Issuer covered by this report (or American Depositary Shares representing such ordinary shares) are registered in the names of the foregoing as follows:

Cribbage Limited               6,506,204              American Depositary Shares
Goodison Park Limited         12,500,000(1)           Ordinary Shares
Sportingbet Plc                        0(2)
                              ----------
         Total                19,006,204(1)

                  (1) Pursuant to a Stock Acquisition Agreement, between Goodison and the Issuer, dated April 4, 2003, Goodison purchased 5,000,000 of such shares directly from the Issuer for an aggregate purchase price of $600,000 (or $0.12 per share) and has loaned the Issuer an additional $900,000 in consideration for a two year, non-interest bearing unsecured convertible note of the Issuer. The unpaid principal on the note may be converted into, at any time, up to 7,500,000 ordinary shares (or a rate of $0.12 per share). The source of funds to effect the foregoing purchase and loan was the working capital of Goodison. The address of Goodison is Sea Meadow House, Blackburne Highway, P.O. Box 116, Town Road, Tortola, British Virgin Islands.

                  (2) The address of Sportingbet is 6th Floor Transworld House, 82-100 City Road, London, EC1 2BJ.

                                Page 4 of 6 Pages

         Based on the above, the Reporting Person may be deemed to beneficially own 19,006,204 ordinary shares (or American Depositary Shares representing ordinary shares) of the Issuer. Such shares constitute 35.67% of the outstanding ordinary shares of the Issuer, based on a total of 53,281,417 ordinary shares outstanding as of June 26, 2003. Such 53,281,417 share amount was calculated based upon the 45,781,417 ordinary shares represented as outstanding by the Issuer as of such date, plus the 7,500,000 shares that Goodison may acquire upon the conversion of the convertible note as described above.

         Each entity named in the above table has the sole power to vote and dispose of the shares set forth opposite its name (assuming, with respect to Goodison, conversion of the full $900,000 principal amount of the convertible note issued to Goodison) and Sportingbet has the power to direct the voting and disposition of all such shares (assuming conversion of the full $900,000 principal amount of the convertible note issued to Goodison).

         (c) Except with respect to the acquisition of the shares of the Issuer described in (a) and (b) of this Item 5, the Reporting Person and other persons named in (a) and (b) above have not effected any transactions in the ordinary shares or American Depositary Shares representing ordinary shares during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described above and in the next paragraph, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Goodison and the Reporting Person are each wholly-owned subsidiaries of Sportingbet.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1         Share Rights Purchase Agreement




                                Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  June 29, 2003


                                        CRIBBAGE LIMITED


                                      By: /s/ T. L. Phillips
                                          ------------------
                                          Professional & Corporate Trust Limited
                                          Director



                                Page 6 of 6 Pages

                                                                       EXHIBIT 1

                         SHARE RIGHTS PURCHASE AGREEMENT

         THIS SHARE RIGHTS PURCHASE AGREEMENT (the "Agreement"), dated as of this 27th day of February, 2003, reflects the agreement between, on the one hand, the law firms of Milberg Weiss Bershad Hynes & Lerach LLP and Bernstein Litowitz Berger & Grossmann LLP (collectively "Plaintiffs' Co-Lead Counsel"), acting on behalf of the plaintiffs and settlement class (the "Class") in the action entitled In re Starnet Communications International, Inc. Securities Litigation, Case No. 99-681 (SLR) (the "Action") pending in the United States District Court for the District of Delaware (the "Court"), subject to the approval of the Court, and, on the other hand, Cribbage Limited, a company formed under the laws of Gibraltar ("Cribbage"), for the transfer to Cribbage of the entitlement of the Class (and Plaintiffs' counsel) to receive 6,588,226 ADRs of World Gaming PLC (or "Starnet") under the terms of a Stipulation and Agreement of Settlement, dated as of May 10, 2002 (the "Stipulation"), and Saint-Louis & Beckham P.C., in its capacity as escrow agent pursuant to the terms hereof.

         WHEREAS, the Stipulation provides at paragraph 4:

                  (a) After the Effective Date, Starnet shall deliver for the benefit of the Class one million fifty thousand (1,050,000) American Depository Receipts (ADRs) of World Gaming PLC, the publicly traded parent of Starnet (the "Settlement ADRs"), for the benefit of the Class upon Plaintiffs' Co-Lead Counsel's instructions. The Settlement ADRs shall be exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933, 15 U.S.C. ss. 77c(a)(10), and shall be otherwise without restriction so as to be freely tradeable by members of the Class to the maximum extent permitted by United States law. The Settlement and the delivery of the Settlement ADRs are conditioned on the proper issuance of the ordinary shares of World Gaming PLC underlying the Settlement ADRs pursuant to the laws and regulations of England and Wales and the issuance of the Settlement ADRs under United States law. Starnet agrees to issue and deliver the Settlement ADRs on the instructions of Plaintiffs' Co-Lead Counsel, in whole or in part and from time to time (but no more than twice) as instructed by Plaintiffs' Co-Lead Counsel. The Settlement ADRs shall also be adjusted to account for any stock splits or dividends after the date the Stipulation is filed with the Court (the "Filing Date")

                  (b) In the event that the weighted mean trading price for the ADRs of World Gaming PLC (the sum of the reported closing price times the reported volume of ADRs of World Gaming PLC on each day divided by sum of the reported volume of ADRs of World Gaming PLC for each day) is below $1.00 (U.S.$) per share for the ten (10) trading days prior to the day before the Effective Date, Starnet shall adjust the number of Settlement ADRs so that the value of the total number of Settlement ADRs to be distributed multiplied by the weighted mean trading price calculated pursuant to this subparagraph (b) is equal to one million fifty thousand dollars ($1,050,000)(U.S.$). The purpose of this provision is to ensure that the total value of the Settlement on the Effective Date is, at minimum, equal to one million fifty thousand dollars ($1,050,000)(U.S.$); and

         WHEREAS, the Effective Date of the Stipulation occurred on October 9, 2002. The weighted mean trading price for the ADRs of World Gaming PLC for the ten (10) trading days prior to the day before the Effective Date was $0.159375217, and, accordingly, the number of ADRs issuable to the Class is 6,588,226 (such ADRs and Plaintiffs' right thereto constituting the "Settlement ADRs"); and

         WHEREAS, the Order and Final Judgment entered by the Court in the Action awarded Plaintiffs' Counsel 25% of the settlement ADRs in fees; and

         WHEREAS, Plaintiffs' Co-Lead Counsel have previously instructed Starnet to issue and deliver Plaintiffs' counsel's 1,647,056 ADRs to Plaintiffs' counsel (including a total of 368,774 to non-Lead Plaintiffs' counsel); and

         WHEREAS, the Class' 4,911,170 ADRs are subject to be allocated to the individual members of the Class who have submitted Proofs of Claim based on the recognized claims included in such Proofs of Claim, and the processing of such claims has not been completed; and

         WHEREAS, immediately upon execution of this Agreement, Plaintiffs' Co-Lead Counsel intends to solicit Starnet's consent to the transactions contemplated hereunder and the sale by the non-lead Plaintiffs' attorneys of their rights to the Settlement ADRs; and

         WHEREAS, Plaintiffs' Co-Lead Counsel acts in a fiduciary capacity with respect to all of the Settlement ADRs to be issued to the Class; and

         WHEREAS, Cribbage has offered to acquire all right, title and interest in and to all of the Settlement ADRs in exchange for $1,050,000 cash; and

         WHEREAS, Plaintiffs' Co-Lead Counsel deem it to be in the best interests of the Class and the other plaintiffs' attorneys to cause the transfer of all right, title and interest in and to the Settlement ADRs pursuant to the terms and conditions set forth herein, and, accordingly, upon execution of this Agreement, intends to file with the Court the Plaintiffs' Expedited Motion for Authorization to Sell Rights to Settlement ADRs from Class Settlement, attached hereto as Exhibit A (the "Motion"), seeking entry of the Order Authorizing Sale of Rights to Settlement ADRs from Class Settlement, attached hereto as Exhibit B (the "Order").

          NOW, THEREFORE, for and in consideration of the foregoing premise, and the agreements, covenants, representations and warranties hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Purchase Transaction and Payment Terms. Subject to the conditions set forth at Section 5 hereof, Cribbage hereby agrees to purchase, and Plaintiffs' Co-Lead Counsel hereby agrees to sell, on behalf of the Class and Plaintiffs' counsel, subject to the approval of the Court, all right, title and interest in and to the Settlement ADRs in exchange for one million fifty thousand dollars ($1,050,000) cash. In the event that any of the Settlement ADRs issued to non-Lead Plaintiffs' Counsel shall not be delivered to Saint-Louis & Beckham P.C. for any reason whatsoever, the purchase price shall be reduced by an amount equal to $0.159375217 for each such undelivered non-Lead Plaintiffs' Counsel's ADR. Saint-Louis & Beckham P.C. shall maintain a deposit of $1,050,000 in escrow in an account with Citibank N.A. from the date hereof until the earlier to occur of the date following court approval of the Order and March 8, 2003 in accordance with the terms hereof, and evidence thereof shall be provided to Plaintiffs' Co-Lead Counsel. Payment of the purchase price by Cribbage shall be due upon (a) approval by the Court of the Motion and entry of the Order and (b) delivery of instructions by Plaintiffs' Co-Lead Counsel of instructions to Starnet to issue the Settlement ADRs to Cribbage and (c) receipt by Saint-Louis & Beckham P.C. of all of the ADR certificates that Plaintiff's Co-Lead Counsel received as fees and all the ADRs submitted by non-Lead Plaintiffs' Counsel.

2. Submission of the Motion and Order to the Court. Plaintiffs' Co-Lead Counsel shall, not later than February 27, 2003, file the Motion and Order authorizing the transfer and assignment of the Settlement ADRs to Cribbage for the approval of the Court. Plaintiffs' Co-Lead Counsel shall request expedited treatment of the Motion, and shall, immediately upon execution of this Agreement, (a) solicit the consent of Starnet's counsel to the Motion and (b) solicit the sale by Plaintiffs' Counsel of their Settlement ADRs. A representative of Saint-Louis & Beckham P.C. or Cribbage shall attend any hearing on such motion.

3. Delivery of Funds to Plaintiffs' Co-Lead Counsel Upon Entry of the Order by the Court. If (a) the Court authorizes the transfer of rights to the Settlement ADRs and approves the Order, and (b) Plaintiffs' Co-Lead Counsel directs Starnet to issue and deliver the Class' ADRs to Cribbage and (c) Plaintiffs' Co-Lead Counsel deliver to Saint-Louis & Beckham P.C. the certificates for the Settlement ADRs issued to Plaintiffs' Co-Lead Counsel and such other Plaintiffs' counsel who elect to sell their ADRs, then Saint-Louis & Beckham P.C. shall immediately transfer $1,050,000 (or such lesser amount to the extent appropriate) as payment of the purchase price to an account at Citibank N.A. to be set up by Plaintiffs' Co-Lead Counsel. Cribbage shall have no obligation to purchase Settlement ADRs owned by Plaintiffs' non-Lead counsel who fail to deliver their ADRs to Plaintiffs' Co-Lead Counsel prior to the entry of the Order.

4.       Representations, Warranties and Acknowledgements.

         4.1.     Cribbage represents that the following are true and correct:

                  4.1.1. Cribbage and its affiliates (as defined at Section 144 of the Securities Act) are not in possession of any material non-public information relating to World Gaming PLC;

                  4.1.2.   The ultimate shareholders of Cribbage are U.S.
                           citizens;

                  4.1.3. Cribbage and its affiliates are not and have not been at any time insiders or affiliates of World Gaming PLC; and

                  4.1.4. Cribbage is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Cribbage has the necessary corporate power and authority to execute, deliver and perform this Agreement and the Escrow Agreement.

         4.2. Plaintiffs' Co-Lead Counsel and Cribbage agree that the representations at Section 4.1.1 and 4.1.3 constitute material representations, which if untrue shall, in addition to any other rights and remedies, entitle Plaintiffs' Co-Lead Counsel to rescind the transactions contemplated hereunder and to sue for applicable damages.

5. Conditions to Transaction.

         5.1. The obligations of Saint-Louis & Beckham P.C. to transfer the purchase price to the Citibank account set up by Plaintiffs' Co-Lead Counsel shall be subject to the following conditions, unless waived in writing by Cribbage:

                  5.1.1. Plaintiffs' Co-Lead Counsel shall have solicited the consent of Starnet's counsel to the transactions contemplated hereunder, along with the consent of Plaintiffs' non-lead counsel, not later than February 27, 2003;

                  5.1.2. The Court shall have approved of an order authorizing the transfer and assignment of the Settlement ADRs to Cribbage substantially in accordance with the terms of the Order and not later than March 7, 2003;

                  5.1.3. The Court shall not have required any party to solicit the approval of the Class with respect to the transactions contemplated hereunder, or required any auction of the Settlement ADRs; and

                  5.1.4. Plaintiffs' Co-Lead Counsel shall have performed the duties required of it pursuant to the terms of this Agreement, the Motion and Order.

         5.2. The obligations of Plaintiffs' Co-Lead Counsel hereunder shall be subject to the following conditions, unless waived in writing: the representations, warranties and acknowledgements of Cribbage shall be true and correct in all material respects.

6. Termination. This Agreement may be terminated as follows and in no other manner, provided that the terminating party is not in material breach of its representations, warranties or covenants set forth herein:

         6.1. By mutual consent in writing of Cribbage and Plaintiffs' Co-Lead Counsel;

         6.2. By Cribbage at any time after March 8, 2003, if the Court has not entered the Order and Plaintiffs' Co-Lead Counsel has not directed Starnet to issue and deliver the Class' ADRs to Cribbage and Plaintiffs' Co-Lead Counsel has not delivered their certificates for the Settlement ADRs by such date;

         6.3. By Cribbage upon written notice to Plaintiffs' Co-Lead Counsel if any event occurs or condition exists which would render impossible the satisfaction of one or more conditions to the obligations of Cribbage to consummate the transaction contemplated by this Agreement as set forth in Section 5; and

         6.4. By Plaintiffs' Co-Lead Counsel upon written notice to Cribbage if any event occurs or condition exists which would render impossible the satisfaction of one or more conditions to the obligation of Seller to consummate the transaction contemplated by this Agreement as set forth in Section 5.

7. Expenses. Each party shall be liable for its own expenses incident to the negotiation, preparation and performance of this Agreement and the transactions contemplated hereby, including but not limited to the fees, expenses and disbursements of counsel.

8. Further Assurances. Subject to the terms and conditions hereof, the parties hereto shall cooperate and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to each other's obligation to close the transactions contemplated hereby as set forth in Section 5 to be satisfied.

9. Notices. Any notice or other communication hereunder must be given in writing, with a copy to counsel in case of a notice to Cribbage, and
         (a) delivered in person, (b) transmitted by telefax or telecommunications mechanism, provided that any notice so given is also mailed by first-class mail, or (c) sent by Express Mail, Federal Express or other express delivery service, receipt requested, to the parties and at the addresses specified herein or to such other address or to such other person as either party shall have last designated by such notice to the other party. Each such notice or other communication shall be deemed received by the addressee (i) if given by telecommunication, when transmitted to the applicable number so specified herein and an appropriate confirmation of transmission is received, (ii) if given by mail, three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, when actually delivered to such address. Any notice or other communication hereunder shall be delivered to the address listed on the signature page.

10. Counterparts. This Agreement may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts, which may be transmitted by facsimile, shall constitute one and the same agreement.

11. Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflicts of law doctrines. The parties hereto hereby irrevocably and unconditionally consent to submit to the jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware for any litigation arising out of or relating to this Agreement, waive any objection to the laying of venue of any such litigation in such courts and agree not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum.

         IN WITNESS WHEREOF, the undersigned have executed this Share Rights Purchase Agreement as of the date first written above.

MILBERG WEISS BERSHAD HYNES & LERACH LLP


By:  _____________________________
         George A. Bauer III
         Brad N. Friedman
One Pennsylvania Plaza
New York, New York  10119-0165
Telephone:  (212) 594-5300
Fax:  (212) 868-1229

Co-Lead Counsel for Lead Plaintiffs and the Class


BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP


By:  _____________________________
         Daniel L. Berger
         Gerald H. Silk
1285 Avenue of the Americas
New York, New York  10019
Telephone:  (212) 554-1400
Fax:  (212) 554-1414

Co-Lead Counsel for Lead Plaintiffs and the Class

CRIBBAGE LIMITED


_________________________________
Elle French
President
First Floor, International House
Bell Lane, PO Box 547
Gibraltar
Fax:_____________


SAINT-LOUIS & BECKHAM P.C.


By_____________________________

Jonathan Beckham
1667 K Street, N. W., Suite 1100
Washington, D.C. 20006
Telephone: (202) 785-8080
Fax: (202) 318-1410

Attorneys for Cribbage Limited, with respect to their obligations as escrow agent under this Agreement.